UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001- 41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

As previously disclosed on April 21, 2022, and as described in greater detail in the proxy statement prospectus included in the Registration Statements on Form F-4, which was filed with the Securities and Exchange Commission (the “SEC”) and declared effective on October 20, 2022 (the “Merger Proxy Statement”), which is incorporated herein by reference, East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), entered into a Business Combination Agreement, dated as of April 15, 2022, as amended on September 28, 2022 (the “Business Combination Agreement”), with Navy Sail International Limited, a British Virgin Islands company, in the capacity as the representative of East Stone and the shareholders of East Stone immediately prior to Closing from and after the Closing (the “Purchaser Representative”), NWTN Inc., an exempted company incorporated with limited liability in the Cayman Islands (“Pubco” or “NWTN”), Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of NWTN (the “First Merger Sub”), Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of NWTN (the “Second Merger Sub”), and ICONIQ Holding Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “ICONIQ”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transaction that contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into ICONIQ (the “First Merger”), with ICONIQ surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of ICONIQ being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into East Stone (the “Second Merger”, and together with the First Merger, the “Mergers”), with East Stone surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of East Stone being converted into the right to receive substantially equivalent securities of the Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”). Unless otherwise defined herein, capitalized terms used herein are defined in the Business Combination Agreement.

On November 11, 2022 (the “Closing Date”), as contemplated by the Business Combination Agreement, First Merger Sub merged with and into ICONIQ, with ICONIQ surviving the First Merger as a wholly-owned subsidiary of Pubco. Immediately following the First Merger, the Second Merger Sub merged with and into East Stone, with East Stone surviving the Second Merger as a wholly-owned subsidiary of the Pubco. In this Report of Foreign Private Issuer on Form 6-K (this “Report”), the post-Transactions company is referred to as the “Company”.

Pursuant to the Business Combination Agreement, immediately prior to the Closing, all of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 32,715,010 Pubco Class A ordinary shares. All of the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 207,314,707 Pubco Class B ordinary shares.

On the Closing Date, the following securities issuances were made by Pubco to East Stone’s securityholders: (i) each outstanding ordinary share of East Stone (including shares held by East Stone’s public shareholders as well as East Stone’s affiliates, the “East Stone Ordinary Shares”) was cancelled and converted automatically into the right to receive one Pubco Class B ordinary share (the “Pubco Class B Ordinary Shares”); (ii) each outstanding warrant (including public warrant and private warrant) of East Stone was converted into a warrant to purchase the same number of Pubco Class B Ordinary Shares at the same exercise price and for the same exercise period (“Pubco Warrant”); (iii) each outstanding right of East Stone was automatically converted into one-tenth of one Pubco Class B Ordinary Share.

Additionally, pursuant to certain subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), the PIPE Investors received an aggregate of 38,986,355 Pubco Class B Ordinary Shares for a purchase price at $10.26 per share for an aggregate purchase price of $400 million, as described in greater detail in the section entitled “General Description of the Business Combination Agreement” beginning on page 106 of the Merger Proxy Statement.

The foregoing descriptions of the Business Combination Agreement and the Subscription Agreements contained in this Report do not purport to be complete and are qualified in their entirety by the texts of the Business Combination Agreement and the Form of Subscription Agreement, which were filed as Exhibits to East Stone’s Current Reports on Form 8-K filed on April 21, 2022, June 15, 2022, September 29, 2022, and October 4, 2022, are incorporated by reference herein.

The NWTN Class B Ordinary Shares and NWTN Warrants commenced trading on the Nasdaq Capital Market on November 14, 2022 under the ticker symbols “NWTN” and “NWTNW,” respectively.

Board of Directors and Management of the Company

The Company’s directors and executive officers after the closing of the Transactions are described in the section entitled “Management After the Business Combination” beginning on page 243 of the Merger Proxy Statement, and that information is incorporated herein by reference.

Amendment to Memorandum and Articles of Association

In connection with the closing of the Transactions, Pubco filed an amended and restated memorandum and articles of association (the “Articles”) with the Registrar of Companies in the Cayman Islands. The material terms of the Articles and the general effect upon the rights of holders of the capital stock are included in the Merger Proxy Statement under the sections entitled “The Charter Proposal” and “The Organizational Documents Advisory Proposals” beginning on page 147 and page 152, respectively, which are incorporated by reference herein. The foregoing description of the Articles is a summary only and are qualified in its entirety by reference to the Articles, a copy of which is attached as Exhibit 3.1 to this Report.

Related Agreements

Warrant Agreement Amendment

On the Closing Date, East Stone, Pubco and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”), entered into that certain Amendment to Warrant Agreement (the “Amended Warrant Agreement”). The Amended Warrant Agreement amends that certain Warrant Agreement, dated as of February 19, 2020, by and between East Stone and Continental (the “Existing Warrant Agreement”) to provide for the assignment by East Stone and the assumption by Pubco of all the rights and obligations of East Stone under the Existing Warrant Agreement with respect to the East Stone warrants. Pursuant to the Amended Warrant Agreement, all East Stone warrants under the Existing Warrant Agreement will no longer be exercisable for East Stone Ordinary Shares, but instead will be exercisable for Pubco Class B Ordinary Shares.

A copy of the form of Warrant Agreement Amendment is filed as Exhibit 10.1 to this Report and the foregoing description of the Warrant Agreement Amendment is qualified in its entirety by reference thereto.

Seller Registration Rights Agreement

At the Closing, Pubco and certain holders of ICONIQ’s share (the “Sellers”) entered into the Seller Registration Rights Agreement which obligates Pubco to register for resale under the Securities Act all or any portion of their Pubco Class A Ordinary or the Pubco Class B Ordinary Shares received as Company Share Consideration (including any Earnout Shares) (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”), except that Registrable Securities that are subject to transfer restrictions in the Lock-Up Agreements may not be requested to be registered or registered until the end of the Lock-Up Period. Sellers holding a majority-in-interest of the Registrable Securities (based on the number of shares and not voting rights) will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, and other Sellers holding Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Seller Registration Rights Agreement, Pubco shall give notice to the Sellers holding Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, Sellers holding Registrable Securities will be entitled under the Seller Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, Pubco will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify Pubco and certain persons or entities related to Pubco, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

A copy of the form of Seller Registration Rights Agreement is filed as Exhibit 10.2 to this Report and the foregoing description of the Seller Registration Rights Agreement is qualified in its entirety by reference thereto.

Founders Registration Rights Agreement Amendment

At the Closing, East Stone, Pubco, certain initial shareholders of East Stone and the other parties thereto entered into the founders registration rights agreement amendment (the “Founders Registration Rights Agreement Amendment”). Under the Founders Registration Rights Agreement Amendment, the original founder registration rights agreement, entered into as of February 19, 2020 was amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco Ordinary Shares and Pubco Warrants pursuant to the Business Combination Agreement, and to reconcile with the provisions of the Seller Registration Rights Agreement, including making the registration rights of the Sellers and the initial Shareholders of East Stone pari passu with respect to any underwriting cut-backs.

A copy of the form of Founders Registration Rights Agreement Amendment is filed as Exhibit 10.3 to this Report and the foregoing description of the Founders Registration Rights Agreement Amendment is qualified in its entirety by reference thereto.

Non-Competition Agreement

At the Closing, Pubco, East Stone, ICONIQ and the Purchaser Representative entered into a non-competition and non-solicitation agreement ) (each a “Non-Competition Agreement”), with each of five (5) senior executives of ICONIQ (each a “Subject Party”) in favor of and for the benefit of the Pubco, East Stone, ICONIQ and each of their respective affiliates and successors, pursuant to which each Subject Party agreed that they would not directly or indirectly engage in a competitive business in the Territory (as defined in the Non-Competition Agreement) for a period of three (3) years after the Closing. Each Non-Competition Agreement also contains customary non-solicit, non-disparagement and confidentiality provisions.

A copy of the form of Non-Competition Agreement is filed as Exhibit 10.4 to this Report and the foregoing description of the Non-Competition Agreement is qualified in its entirety by reference thereto.

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

We believe it is important to communicate our expectations to its securityholders. However, there may be events in the future that our management is not able to predict accurately or over which we have no control. The risk factors and cautionary language contained in this Report, and incorporated herein by reference, involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Forward-Looking Statements,” and “ICONIQ’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections beginning on pages 47, 94, and 230, respectively, of the Merger Proxy Statement, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 21, 2022

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Memorandum and Articles of Association of NWTN Inc.
10.1	Warrant Agreement Amendment.
10.2	Form of Seller Registration Rights Agreement
10.3	Founders Registration Rights Agreement Amendment
10.4	Form of Non-Competition Agreement